Audited Financial Statements and Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
Year Ended December 31, 2021
With Report of Independent Registered
Public Accounting Firm



This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and report of the independent registered public accounting firm have been separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.



AUDITED FINANCIAL STATEMENTS
AND SCHEDULES

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and report of the independent registered public accounting firm have been separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Audited Financial Statements and Schedules

Year Ended December 31, 2021

Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wesbanco Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wesbanco Securities, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

March 30, 2022

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2021

Assets

Cash (restricted $250,000)	$	1,872,258
Commission receivables		513,645
Deferred tax assets		67,315
Prepaid expenses		76,193
Fixed assets (net of accumulated depreciation of $54,064)		17,610
Other assets		39,309
Total assets	$	2,586,330

Liabilities and shareholders' equity

Liabilities:

Accounts payable to affiliate	$	312,135
Commission payable to affiliate		235,257
Other liabilities		75,431
Total liabilities		622,823

Shareholders' equity:

Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		1,775,533
Retained earnings		187,874
Total shareholders' equity		1,963,507
Total liabilities and shareholders' equity	$	2,586,330

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Operations

Year Ended December 31, 2021

Revenues		
Commissions	$	7,229,122
Other		3,044
		7,232,166
Expenses		
Salaries and benefits		2,601,415
Employee commission expense		2,568,243
Management service fees		541,781
Clearing fees		323,599
Insurance expense		281,456
Occupancy and equipment		156,529
Other operating expenses		139,785
General administrative expense		124,575
Professional fees and expenses		123,413
Amortization and depreciation		2,950
		6,863,746
Income before income taxes		368,420
Income tax expense		125,403
Net Income	$	243,017

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance at December 31, 2020	$ 100	$ 1,775,533	$ (55,143)	$ 1,720,490
Net Income	–	–	243,017	243,017
Balance at December 31, 2021	$ 100	$ 1,775,533	$ 187,874	$ 1,963,507

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Cash Flows

Year Ended December 31, 2021

Operating activities

Net Income	$	243,017
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense		2,950
Increase in operating assets:		
Commission receivables		(36,892)
Other assets		(2,635)
Increase (decrease) in operating liabilities:		
Accounts payable to affiliates		(258,964)
Commissions payable		25,498
Other liabilities		(19,859)
Net cash used in operating activities		(46,885)
Net decrease in cash		(46,885)
Cash at beginning of year (restricted $250,000)		1,919,143
Cash at end of year (restricted $250,000)	$	1,872,258

Supplemental disclosure

Payments to affiliate for income taxes	$	321,268

See notes to financial statements.

Notes to Financial Statements

December 31, 2021

1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

Business Segments

The Company operates one reportable segment, broker-dealer services, which offers financial planning, wealth management, IRA and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds.

Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $250,000 is restricted.

Revenue Recognition

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through the Company's clearing agent, Pershing. Other accounts are opened directly with an insurance and/or mutual fund company. Related revenues and expenses are recorded on a trade-date basis. The fees related to the transactions are recorded as revenue when the related service has been rendered and collectability is reasonably assured. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $48,326 has been recorded as of December 31, 2021 to cover any commission cancellations or chargebacks occurring in 2022 for 2021 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

Current Expected Credit Losses

In September 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," which required entities to use a new forward-looking "expected loss" model also referred to as the current expected credit loss model ("CECL") on trade and other receivables, held-to-maturity debt securities, loans and other instruments that generally results in the earlier recognition of allowances for credit losses. Entities are required to disclose significantly more information, including information used to track credit quality by year of origination for most financing receivables. In April 2019, the FASB issued ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments" and in May 2019 the FASB issued ASU 2019-05, "Financial Instruments – Credit Losses (Topic 326), Targeted Transition Relief. This ASU was effective for the Company for the fiscal year beginning January 1, 2020. The adoption of this accounting standard had no impact on the Company's financial statements, as all of the Company's trade receivables are short-term and written off if deemed uncollectible after 120 days. All receivables are related to commissions owed to the Company by the carrier in which the investment contract was written. The creditworthiness of all carriers is documented on an ongoing quarterly basis by the Company and new business is only generated with carriers that have an investment grade rating by at least one of the major credit rating agencies. As such, the Company estimates current expected credit losses to be zero.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment. Depreciation expense on furniture and equipment was $825.

Intangible Asset

The Company recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage office in the Columbus, Ohio market area. The customer lists have finite lives and are amortized on a sum-of-the-years-digits basis over 12 years. Amortization expense of the intangible asset was $2,125 in 2021, at which point the intangible asset fully amortized.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis.

The Company did not have any uncertain tax positions at December 31, 2021. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits netted against income tax expense in the statement of operations. During the year, the Company did not accrue any interest or penalties.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $1,263,243, which was $1,213,243 in excess of its required net capital of $50,000.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2021, are as follows:

	Current	Deferred	Total
Federal	$ 33,939	$ 12,863	$ 46,802
State	77,595	1,006	78,601
Total	$ 111,534	$ 13,869	$ 125,403

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	21.0%
State income taxes	2.9
Other	10.1
Effective tax rate	34.0%

The Company has recorded net deferred tax assets of $67,315 resulting from the timing of deductions for depreciation of fixed assets, stock options, restricted stock, and customer list intangibles. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2018.

5. Revenue Recognition

Other revenue, which consists of interest income, is not in scope of ASC 606, *Revenue from Contracts with Customers*. For the revenue stream in scope of ASC 606, commission revenue, there are no significant judgments related to the amount and timing of revenue recognition.

Commissions revenue: Commission income is earned based on customer transactions and management of investments. The commission income from customers' transactions is recognized when the transaction is complete. The commission income from the management of investments is earned continuously over a quarterly period.

9

The following table summarizes the point of revenue recognition and the income recognized for the revenue streams for the year ended December 31, 2021:

	Point of Revenue Recognition		For the Year Ended December 31, 2021
Revenue Streams			
Commissions revenue			
Annuity commissions	At a point in time	$	4,311,431
Equity and debt security trades	At a point in time		570,262
Managed money advisory fees	Over time		1,201,474
Trail commissions	Over time		1,145,955
Total commissions revenue		$	7,229,122

6. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, taxes, commission expense, salaries and benefits expense, and stock compensation expense payable to the Bank. These expenses are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2021, the Company had net payables to the Bank for taxes of $117,525, commission expense of $235,257, salaries and benefits expense of $123,874, other compensation expense of $39,000, and other payables of $31,736. The Company had cash on hand held at the Bank in a checking account totaling $40,701 at December 31, 2021. All income tax and employee compensation-related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Parent and the Bank also provide management services to the Company. The costs of these services are reimbursed to each affiliate monthly by the Company and totaled $541,781 for the year. Certain other expenses including rent, other occupancy-related expenses, professional fees and insurance are shared between the Company and the Bank and reimbursement occurs either monthly or at the time the invoice is received. The Company's employees participate in the pension plan and health reimbursement account sponsored by the Parent. Related expenses are not allocated to the Company and are not included in the statement of operations.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor. For the year ended December 31, 2021, the Company recorded $38,440 of commissions from WesMark Funds, which is included in the statement of operations.

7. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2021, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2021, the cash held in two Pershing accounts consisted of non-restricted funds totaling $1,566,118 and the clearing deposit of $250,000 for a total of $1,816,118.

8. Subsequent Events

The Company performed a review of events subsequent to the balance sheet date through the date that the Financial Statements were issued and determined that there were no such events requiring recognition or disclosure in the Financial Statements.

Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

Schedule I
Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2021

Computation of net capital:		
Total shareholder's equity	$	1,963,507
Deductions and/or charges:		
Nonallowable assets:		
Cash		—
Prepaid expenses		76,193
Fixed assets (net of accumulated depreciation of $54,064)		17,610
Commission receivables (1)		499,837
Deferred tax assets		67,315
Other assets		39,309
Total deductions and/or charges		700,264
Net capital	$	1,263,243
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable to affiliate, commission payable to affiliate, and other liabilities	$	622,823
Total aggregate indebtedness	$	622,823
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Excess net capital	$	1,213,243
Ratio: Aggregate indebtedness to net capital		0.49 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended December 31, 2021 Part IIA FOCUS filing on March 30, 2022.

(1) Nonallowable commission receivables include receivables aged over 30 days, fixed annuities and insurance contracts.

Schedule II
Wesbanco Securities, Inc.
Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements
December 31, 2021

As Wesbanco Securities, Inc.'s business activities do not involve taking possession of customers' funds or securities, the Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule III
Wesbanco Securities, Inc.
Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities
December 31, 2021

As Wesbanco Securities, Inc.'s business activities do not involve taking possession of customers' funds or securities, the Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.



Statement of Financial Condition



WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2021
With Report of Independent Registered
Public Accounting Firm



Statement of Financial Condition

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)
December 31, 2021
With Report of Independent Registered Public Accounting Firm

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2021

Contents



**Building a better
working world**

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wesbanco Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wesbanco Securities, Inc. (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

March 30, 2022


Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2021


Assets

Cash (restricted $250,000)	$	1,872,258
Commission receivables		513,645
Deferred tax assets		67,315
Prepaid expenses		76,193
Fixed assets (net of accumulated depreciation of $54,064)		17,610
Other assets		39,309
Total assets	$	2,586,330

Liabilities and shareholders' equity

Liabilities:

Accounts payable to affiliate	$	312,135
Commission payable to affiliate		235,257
Other liabilities		75,431
Total liabilities		622,823

Shareholders' equity:

Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		1,775,533
Retained earnings		187,874
Total shareholders' equity		1,963,507
Total liabilities and shareholders' equity	$	2,586,330

See Notes to Statement of Financial Condition.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statement includes the accounts of the Company. The statement has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statement, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statement and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statement.

Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $250,000 is restricted.

Commission Receivables

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through Pershing. Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $48,326 has been recorded as of December 31, 2021 to cover any commission cancellations or chargebacks occurring in 2022 for 2021 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

Current Expected Credit Losses

In September 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," which required entities to use a new forward-looking "expected loss" model also referred to as the current expected credit loss model ("CECL") on trade and other receivables, held-to-maturity debt securities, loans and other instruments that generally results in the earlier recognition of allowances for credit losses. Entities are required to disclose significantly more information, including information used to track credit quality by year of origination for most financing receivables. In April 2019, the FASB issued ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments" and in May 2019 the FASB issued ASU 2019-05, "Financial Instruments – Credit Losses (Topic 326), Targeted Transition Relief. This ASU was effective for the Company for the fiscal year beginning January 1, 2020. The adoption of this accounting standard had no impact on the Company's financial statements, as all of the Company's trade receivables are short-term and written off if deemed uncollectible after 120 days. All receivables are related to commissions owed to the Company by the carrier in which the investment contract was written. The creditworthiness of all carriers is documented on an ongoing quarterly basis by the Company and new business is only generated with carriers that have an investment grade rating by at least one of the major credit rating agencies. As such, the Company estimates current expected credit losses to be zero.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

Intangible Asset

The Company recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage office in the Columbus, Ohio market area. The customer lists have finite lives and are amortized on a sum-of-the-years-digits basis over 12 years. The intangible asset was fully amortized in 2021.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis. The Company did not have any uncertain tax positions at December 31, 2021.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $1,263,243, which was $1,213,243 in excess of its required net capital of $50,000.

4. Income Taxes

The Company has recorded a net deferred tax asset of $67,315 resulting from the timing of deductions for depreciation of fixed assets and customer list intangibles. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2018.

5. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, and taxes, bonus payable, commission payable, salaries and benefits payable, and stock compensation payable to the Bank. These transactions are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2021, the Company had net payables to the Bank for taxes of $117,525, commissions of $235,257, salaries and benefits of $123,874, other compensation of $39,000 and other payables totaling $31,736. The Company had cash on hand held at the Bank in a checking account totaling $40,701 at December 31, 2021. All tax and employee compensation related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2021, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial

guarantee. At December 31, 2021, the cash held in two Pershing accounts consisted of non-restricted funds totaling $1,566,118 and the clearing deposit of $250,000 for a total of $1,816,118.

7. Subsequent Events

The Company performed a review of events subsequent to the balance sheet date through the date that the Financial Statement was issued and determined that there were no such events requiring recognition or disclosure in the Financial Statement.



Member of SIPC and FINRA

WesBanco
Securities, Inc. SM